Mail Stop 3720

      							March 1, 2006


Anthony A. Caputo
Chairman and Chief Executive Officer
Safenet, Inc.
4690 Millennium Drive
Belcamp, MD 21017

Re:  	Safenet, Inc.
	Item 4.02 Form 8-K
      Filed February 8, 2006
	File No. 000-20634

Dear Mr. Caputo:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1.
Refer to your Form 8-K/A filed on February 27, 2006 where you state that you determined that there were no material errors in the Form 10-Q for the quarter ended June 30, 2005 and as such, you do not intend to amend it. We note from your Form 8-K filed on February 8,
2006 that your Form 10-Q for the quarter ended June 30, 2005 consisted of an understatement of lease restructuring charges of approximately $700,000. Tell us in detail how you determined that this error is not material.

2. We note that in your amended Form 10-Q for the quarter ended September 30, 2005 your officers` concluded that the company`s disclosure controls and procedures were effective. Tell us the basis for your officers` conclusions regarding the effectiveness of the company`s disclosure controls and procedures in light of the restatement. See Item 307 of Regulation S-K.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please contact Kenya Wright Gumbs at
(202) 551-3373.

								Sincerely,



								Robert S. Littlepage
								Accountant Branch Chief



Anthony A. Caputo
Safenet, Inc.
March 1, 2006
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